Exhibit 99.1

Tuya Announces Anchor Investment by 65 Equity Partners

SANTA CLARA, Calif., November 18, 2024 -- Tuya Inc. (“Tuya”) (NYSE: TUYA; HKEX: 2391), a global leading cloud platform service provider, today announced that a definitive agreement has been entered into in respect of a strategic investment by 65 Equity Partners through its purchase of an approximate 13% of Tuya's total issued shares from New Enterprise Associates (“NEA”).

65 Equity Partners is an independently managed wholly-owned investment platform of Temasek dedicated to supporting founders in their growth journey. The firm focuses on investing in family-owned and entrepreneur-led businesses in Southeast Asia, Europe and the United States across the technology, business services, consumer, industrials and healthcare sectors.

Tan Chong Lee, CEO of 65 Equity Partners said: “This investment via the Anchor Fund aligns strategically with our mandate of supporting high quality businesses seeking a listing on the SGX. We are pleased to support Tuya in its next phase of growth.” Karan Saraf of 65 Equity Partners added: "Tuya is the global leader in the smart solution developer ecosystem, with a highly differentiated competitive positioning across smart cloud-based software and device solutions. We are thrilled to be part of Tuya’s exciting journey where its strong leadership, brand and ethos of innovation have attracted a highly diverse global customer base.”

Jerry Wang, Founder and CEO of Tuya, stated: “We are delighted to welcome 65 Equity Partners as a significant shareholder of Tuya. This investment reflects their confidence in our vision to capture growing international markets as the key enabler of global AIoT, intelligent devices, commercial and industry applications, by empowering over one million developers worldwide with our unique cloud platform. The Asia-Pacific region, particularly Southeast Asia, represents an enormous opportunity for us as it is a fast-growing emerging market. We believe the investment from 65 Equity Partners aligns seamlessly with our international expansion strategy and offers possibilities for a future additional listing on the SGX, which will further enhance Tuya’s presence in the global capital markets. We also deeply appreciate NEA’s support throughout our journey and value their continued role as an important shareholder of Tuya.”

“NEA is proud to have been a key stakeholder in Tuya since its founding in 2014”, said Carmen Chang, Partner and Head of Asia at NEA. “We are pleased to remain a significant shareholder as the company continues to execute on its strategic priorities.”

For more information, visit the Tuya Investor Relations website.

About New Enterprise Associates (NEA)

New Enterprise Associates, Inc. (NEA) is a global venture capital firm focused on helping entrepreneurs build transformational businesses across multiple stages, sectors and geographies. Founded in 1977, NEA has more than US$25 billion in assets under management as of June 30, 2024, and invests in technology and healthcare companies at all stages in a company's lifecycle, from seed stage through IPO. The firm's long track record of investing includes more than 280 portfolio company IPOs and more than 465 mergers and acquisitions. For more information, please visit www.nea.com.

About 65 Equity Partners

65 Equity Partners is an independently managed wholly-owned investment platform of Temasek which focuses on providing equity and structured capital solutions to established companies with regional or global aspirations in Southeast Asia, Europe and the United States. In Southeast Asia, 65 Equity Partners invests in leading companies and new economy businesses, ahead of their eventual listing in Singapore, and provides capital solutions to Singapore based local enterprises with fundamentally sound businesses that are well-positioned to scale globally. For more information, please visit www.65equitypartners.com

About Tuya

Tuya Inc. (NYSE: TUYA; HKEX: 2391) is a global leading cloud platform service provider with a mission to build a cloud developer ecosystem and enable everything to be smart. Tuya has pioneered a purpose-built cloud developer platform with cloud and generative AI capabilities that delivers a full suite of offerings, including Platform-as-a-Service, or PaaS, Software-as-a-Service, or SaaS, and smart solutions for developers of smart device, commercial applications, and industries. Through its cloud developer platform, Tuya has activated a vibrant global developer community of brands, OEMs, AI agents, system integrators and independent software vendors to collectively strive for smart solutions ecosystem embodying the principles of green and low-carbon, security, high efficiency, agility, and openness. For more information, please visit https://ir.tuya.com/overview/default.aspx

Disclosure Information

Tuya uses the https://ir.tuya.com/overview/default.aspx website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Tuya's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Tuya's filings with the SEC. The forward-looking statements included in this press release are only made as of the date hereof, and Tuya disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Investor Relations Contact

Tuya Inc.

Investor Relations Email: ir@tuya.com